Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Temper of the Times Investor Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Temper of the Times Investor Services, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Temper of the Times Investor Services, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Temper of the Times Investor Services, Inc.'s management. Our responsibility is to express an opinion on Temper of the Times Investor Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Temper of the Times Investor Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Temper of the Times Investor Services, Inc.'s auditor since 2017.

Bethlehem, Pennsylvania

February 21, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$	107,289
Cash segregated under federal and other regulations (note 2)		699,117
Securities inventory, in process of delivery to customers		11,755
Securities inventory, at fair value (note 4)		16,434
DTCC Deposit		41,700
Prepaid expenses		14,838
Total assets	$	891,133

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payables to customers	$	59,341
Accounts payable and accrued expenses		15,592
Due to related entities (note 9)		-
Subordinated loan payable, related entity (note 9)		200,000
Total liabilities		274,933
Stockholders' equity:		
Common stock, $0.10 par value; 1,200,000 shares authorized, 1,066,400 issued and outstanding		106,640
Additional paid in capital		29,050
Retained earnings		480,510
Total stockholders' equity		616,200
Total liabilities and stockholders' equity	$	891,133

See notes to financial statements.

1. **Summary of significant accounting policies:**

<u>Nature of operations</u>

Temper of the Times Investor Services, Inc., (the Company) is engaged in a single line of business as a self-clearing securities broker/dealer, which provides a service to help customers become enrolled in dividend reinvestment plans of publicly-traded companies. This service is provided primarily to independent investors and subscribers of *Direct Investing*, a semi-monthly on-line newsletter, and purchasers of the *Guide to Direct Investment Plans,* both of which are published by an affiliate targeting small retail investors. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SIPC). The Company operates in New York and its customers are located throughout the United States.

<u>Securities inventory</u>

Securities inventory consists of marketable corporate equity securities recorded on a settlement date basis and are stated at fair value based upon quoted market prices. The Company's securities inventory in the process of transfer is comprised exclusively of marketable corporate equity securities that are pending transfer to customers and is stated at cost.

<u>Fair value measurement</u>

Accounting principles generally accepted in United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

1. **Summary of significant accounting policies (continued):**

Fair value measurement (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Revenue recognition

The Company charges an enrollment service charge for opening dividend reinvestment plan accounts for those customers with the various publicly held companies. The enrollment charges and the related revenues in connection with the dividend reinvestment plan service are recognized when shares are transferred to account of the customer. With respect to the Company's method of conducting business, there is no material difference between accounting on a settlement date basis as compared to a trade date basis. Deferred income is recorded when the shares are purchased for the customer and recognized when the Company receives confirmation of delivery to the customer.

Advertising costs

The Company does not do any direct advertising.

Income taxes

The Company's shareholders elected S corporation status for Federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for Federal or New York State income taxes.

The Company evaluates the effect of uncertain tax positions, if any, and provides for those positions in accordance with the provisions of GAAP and discloses any material adjustments as a result of tax examinations. The Company reports interest and penalties resulting from these adjustments as other expenses.

There are no deferred taxes as the timing differences between accounting and tax items are immaterial.

Tax returns for the years ended December 31, 2014 to 2017 are subject to audit by the Federal and New York State taxing authorities.

TEMPER OF THE TIMES INVESTORS SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. **Summary of significant accounting policies (continued):**

   Cash and cash equivalents

   For purposes of the statement of cash flows, the Company considers all highly-liquid securities with a maturity of three months or less, when purchased, to be cash equivalents.

   Use of estimates

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

2. **Cash segregated under Federal and other regulations:**

   Cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

3. **Payables to customers:**

   The Company accounts for monies received from customers as a payable until the requested securities are purchased and transferred to the customer's account.

4. **Fair value:**

   The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2017.

2017:	Level 1	Level 2	Level 3	Total
Securities inventory	$16,434	$ -	$ -	$ 16,434

5. **Retirement plan:**

The Company maintains a 401(k) plan covering all eligible employees. The Company has an option to match the employee contributions. The employees made voluntary plan contributions in 2017. The Company did not make any discretionary contributions.

6. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $779,944, which was $529,944 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .02 to 1.

7. **Regulation:**

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA) which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were inspected by FINRA during 2017.

8. **Concentrations:**

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions, which from time to time exceed the Federal depository insurance coverage limit. The Company's cash management policy is to mitigate the Company's credit risks by investing in or through major financial institutions.

Business risk

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Stock purchases

The Company uses a single broker-dealer to purchase the stock used to fulfill customer enrollment orders. A change in brokerage firms could cause an increase in transaction costs and a possible loss of sales, which could adversely affect operating results.

9. **Related party transactions:**

Subordinated loan payable, related party

The Company received a $200,000 loan from an affiliate in 1999 which was subordinated to all claims of present and future creditors of the Company prior to maturity. In January 2013, the successor affiliate extended the maturity of the loan to January 31, 2016 with the interest rate at 6% and the extension of the subordinated agreement thru January 31, 2016 was approved by FINRA. In January 2016, the successor affiliate extended the maturity of the loan to January 31, 2019 with the interest rate of 6%.

Subordinated loan payable, related party (continued)

The Company recorded interest of $12,000 annually for 2017 on the above loan. As of December 31, 2017, there is no unpaid interest.

9. **Related party transactions (continued):**

    Administrative expenses - postage, telephone, office supplies

    The Company and its affiliate share office space and administrative expenses. Expenses are allocated based on the amount of usage.

    Administrative fee income

    The Company received $45,000 from its affiliate as an administrative fee for servicing customers of the affiliate.

10. **Financial instruments:**

    Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

11. **Securities in the process of transfer:**

    The Company fulfills customer orders by purchasing securities through brokers and arranges for the transfer of the shares purchased to the ultimate owner through the respective transfer agents.

12. **Commitments and contingencies:**

    The Company does not have any commitments or contingencies at December 31, 2017.

13. **Subsequent events:**

    Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date, require disclosure in the accompanying notes. Management evaluated the activity of the entity through February 21, 2018 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require disclosure in the notes to the financial statements.